UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Conversion of Debt

On January 15, 2020, Hou Sing International Business Limited (“Hou Sing”), an affiliate entity of Huitao Technology Co., Ltd. (the “Company”) entered into certain loan assignment agreements with Ms. Na Wang and Ms. Wei Zhang, employees of the Company who previously loaned money to Beijing Xin Ao Concrete Group Co., Ltd. (“Beijing Xin Ao”), the Company’s variable interest entity, in the aggregate amount of RMB29,429,627 (approximately $4,264,422) (the “Debt”) and delivered the full payment to the two employees. On January 15, 2020, the board of directors of the Company approved the conversion of the Debt as well as the conversion of debt in the aggregate amount of $976,255 that Beijing Xin Ao owed to Mr. Xianfu Han, the former Chief Executive Officer of the Company, Ms. Weili He, the former Chief Financial Officer of the Company, and Ms. Wei Zhang, an employee of the Company, at a per share conversion price of $1.54.

On March 6, 2020, upon Nasdaq’s approval, the Company issued an aggregate of 3,403,037 ordinary shares of the Company to Hou Sing, Mr. Xianfu Han, Ms. Weili He and Ms. Wei Zhang.

These issuances are made pursuant to Section 4(a)(2) of the securities act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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